UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

FREEDOM 3, INC.
(Exact name of registrant as specified in its charter)

000-52116
(Commission file number)

Delaware	20-5153419
(State of incorporation)	(I.R.S. Employer Identification No.)

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number: (732) 530-9007

FREEDOM 3, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

FREEDOM 3, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record as of September 14, 2007 (the “Record Date”), of the outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”), of Freedom 3, Inc., a Delaware corporation (“Freedom 3” or the “Company”), in connection with the transfer of certain shares of common stock of the Company pursuant to an agreement (the “Agreement”) to be entered by the Company and Sound Worldwide, Ltd., a corporation formed in the British Virgin Islands (“Sound Worldwide”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Upon the closing of the transactions contemplated by the Agreement, the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing directors of the Company so as to enable Mr. Roger Flan, Ms. Ivy Lam, and Mr. Hung Man To to each be appointed as directors of the Company. Virginia K. Sourlis, the existing director, has indicated her intent to resign on the closing date of the Merger, which the parties intend to consummate on or around September 25, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

Sound Worldwide Limited is a holding company formed in the British Virgin Islands on July 28, 1999. Sound Worldwide has two wholly-owned subsidiaries: Asian Point Investment Limited (“Asian Point”) and Best Allied Industrial Limited (“Best Allied”) which are textile and garment manufacturing companies, respectively. Through its subsidiaries, the Company is principally engaged in manufacturing and trading of denim fabrics and garments products. Currently, Asian Point not only provides fabric to downstream clients, but also supplies material for Best Allied. Sound Worldwide will continue to focus on the vertical integration of its operations. In line with this approach, Sound Worldwide also acts as trading company of fabrics and garment in Hong Kong.

Currently, Sound Worldwide owns production plants in the Kwun Tong District of Hong Kong and in the city of Heyuan, which is in the Guangdong Province of People’s Republic of China. Between the two operations of these production plants, Sound Worldwide is able to produce various types of fabric and garment products. Additionally, Sound Worldwide is a garment contractor for a number of well known brands such as GAP, Levis, ECKO, and Giordano. Sound Worldwide’s products are selling to customers worldwide, with over 50% exported to the U.S. market and the rest to Western Europe and other countries. Sound Worldwide has been devoting resources to enhance its fabric and garment production technology, capacity, efficiency, and flexibility.

The Company has a direct workforce of 200 workers and supporting staff in both Hong Kong and Mainland China with a production capacity of up to 6 million meters of denim annually. It also has a network of sub-contractors that can be called upon for support when required.

CHANGE IN CONTROL TRANSACTION

In September, 2007 the Company and Sound Worldwide executed a letter of intent pursuant to which the parties are currently engaged in advanced negotiations to enter into a definitive agreement relating to the Agreement. Pursuant to the Agreement, Sound Worldwide will purchase 1 share of common stock of the Company at a purchase price of $1.00 per share and the Company will thereafter become a wholly-owned subsidiary of Sound Worldwide (the “Acquisition”). Immediately after the Acquisition, Sound Worldwide is anticipated to perform a short form parent-subsidiary merger (or share exchange) whereby Sound Worldwide will be merged with and into the Company, and the Company shall be the surviving entity (the “Merger”). If the Merger is consummated, the Company is anticipated to issue an aggregate of approximately 20,000,000 of its authorized and unissued shares of Common Stock in connection with the conversion of and exchange for all of the issued and outstanding shares of capital stock of Sound Worldwide, so that immediately after such issuance the former shareholders of Sound Worldwide will own 100% of the Company’s outstanding shares of Common Stock.

As a condition precedent to the Acquisition, we intend to redeem 100,000 shares of our Common Stock from our current shareholder for an aggregate price of $1.00, and after the Closing Date we will issue 300,000 shares of Common Stock to our current shareholder.

On the Closing Date, the existing directors of the Company will resign, and Mr. Roger Flan, Ms. Ivy Lam, and Mr. Hung Man To will be appointed as directors of the Company.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote on all matters entitled to notice of and to vote at a meeting of shareholders. As of the Record Date, there were 100,000 shares of the Company’s Common Stock issued and outstanding.

CURRENT DIRECTORS AND OFFICERS

Name	Age	Position	Term

Virginia K. Sourlis	43	President and Director	June 2006 through present

Virginia K. Sourlis, the founder and owner of The Sourlis Law Firm, a boutique securities law firm located in the heart of Red Bank, New Jersey. Her firm represents issuers, investment banks, institutional investors, mutual funds and SEC and state registered investment advisors.

Virginia’s law firm handles Rule 504, 505 and 506 private placements, Underwritten Public Offerings (also direct and shelf), Regulation A Offerings, Traditional Initial Public Offerings, Reverse Mergers, Rule 15c2-11 Pink Sheet (and unsolicited quote) and OTCBB applications, Regulation of formal/informal disclosure requirements, 1933 and 1934 Act Registration Statements (i.e. Form SB-2, Form 10SB), compliance with NASD Rules and Regulations, NASD audits, SEC audits, Rule 144/144A transactions and legal opinions, Sarbanes Oxley Act compliance, Blue Sky law compliance, Proxy Statements and Information Statements, Form 10-Ks, Form 10-Qs, Form 8-Ks, Forms 3, 4, & 5, and Forms 13G & 13D, and counsel and advise companies regarding general securities and corporate/business legal matters.

Virginia K. Sourlis, Esq. studied at Oxford University, England, graduated from Stanford University, California and received her MBA and JD from Villanova University, Pennsylvania. Virginia serves as an arbitrator and chairperson for the National Association of Securities Dealers, Inc. (“NASD”) and New York Stock Exchange (“NYSE”), and is a Director of the Eastern Monmouth Area Chamber of Commerce, and a member of the New Jersey Bar Association, Monmouth Bar Association, ACCA, ABA and NJCCA.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any current director, executive officer, promoter or control person of the Company during the past five years.

Audit, Nominating and Compensation Committees

Our current Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only one director, no operations and only limited resources. Instead, the functions that might be delegated to such committees have been carried out by our director, to the extent required. Our current Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if the Merger is consummated, we anticipate that our Board of Directors will seek qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from June 27, 2006 (inception) to December 31, 2006 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

NEW DIRECTORS AND OFFICERS

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Merger is consummated, as well as the year that each of them commenced serving as a director with Sound Worldwide, if applicable. All of the directors identified below would be elected to the Board of Directors immediately after the consummation of the Merger, and their terms would run until our annual meeting of stockholders in 2007.

Name and Anticipated Position	Age	Sound Worldwide Director Since

Roger K. W. Fan	47	1999
Chief Executive Officer, President and Chairman of the Board of Directors

Ivy S. K. Lam	50	2007
Chief Operation Officer and Director

Hung Man To	47	2007
Operation Director and Director

Management and Director Biographies

Roger K. W. Fan
Chief Executive Officer, President and Chairman

Mr. Roger K. W. Fan has been serving as the Chief Executive Officer, President and Chairman of Sound Worldwide since its inception in July 1999. Since 1997, he was the Chairman of Asian Point. Mr. Fan has over 20 years of experience in textile industry, starting with his family’s textile manufacturing company, Yin Kee Weaving Factory.

Ivy S. K. Lam
Chief Operation Officer and Director

Ms. Ivy S. K. Lam has been serving as the Chief Operation Officer and Director of Sound Worldwide since February 2007. Ms. Lam began her employment in the garment industry in 1975. Since then, she has accumulated years of experience, which allowed her to establish Best Allied in 1997. From 2004 to January 31, 2007 she served as Vice President of Sound Worldwide Ltd.

Hung Man To
Operation Director and Director

Mr. Hung Man To has been serving as the Operation Director and Director of Sound Worldwide since 2007. From 1987 to 2001, Mr. To served as the Operation Manager of Fordcan Industries Ltd. From 2001 to January, 31, 2007 he served as General Manager of Sound Worldwide Ltd.

DIRECTOR AND OFFICER COMPENSATION

The Company paid no cash compensation to its current President or any other executive officers for services rendered during the fiscal year ended December 31, 2006.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

Virginia K. Sourlis, President and Director	2006 2005 2004	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-

Director Compensation

The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2006 no director expenses were reimbursed.

Employment Agreements

As of the date of this Information Statement, the Company was not a party to any employment agreements.

Sound Worldwide has no employment agreements with its officers. Sound Worldwide does not have a 401(k) plan and no other retirement, pension, or profit sharing plans exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of the Record Date

The following table sets forth, as of Record Date, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 100,000 shares of Common Stock outstanding. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o Freedom 3, Inc., The Galleria, 2 Bridge Avenue, Red Bank, New Jersey 07701.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned

Getting You There, LLC(1)	100,000	100.00%

1 director and executive officer as a group (1 person)	100,000	100.00%

(1) Virginia K. Sourlis is the sole owner of Getting You There, LLC.

Anticipated Beneficial Ownership Information after the Consummation of the Merger

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Merger by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 20,000,000 shares of Common Stock outstanding. Except as otherwise listed below, the address of each person is c/o Sound Worldwide, Ltd., Flat K, 13/F., Superluck Industrial Centre (Phase 2), 57 Sha Tsui Road, Tsuen Wan, N.T., Hong Kong, China.

The following information is presented on a forward-looking basis assuming the consummation of the Merger.

	Amount and Nature of Beneficial Ownership

	Number	Percent of Outstanding Shares

Roger K. W. Fan Pres., CEO and Chairman	11,287,500	56.4%

Ivy S. K. Lam COO and Director	6,037,500	30.2%

Hung Man To Operation Director and Director	43,050	0.2%

All Officers and Directors as a group (3persons)	17,368,050	86.8%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed.

Dated: September 14, 2007 By Order of the Board of Directors, FREEDOM 3, INC.

By:	/s/ VIRGINIA K. SOURLIS
Virginia K. Sourlis, President